

Mail Stop 3720

October 1, 2009

Mr. Neil A. Berkett
Chief Executive Officer
Virgin Media Inc.
909 Third Avenue, Suite 286
New York, NY 10022

>   **Re: Virgin Media Inc.**
>   **Virgin Media Investment Holdings Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 0-50886 & 333-123959-03**

Dear Mr. Berkett:

        We have reviewed your supplemental response letter dated September 15, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 3, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Please confirm that you will comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, pages 43-85

1. We have reviewed your response to comment two from our letter dated August 3, 2009. The sensitivity analysis you refer to in your response representing the hypothetical impairment amount by which the carrying value would exceed the fair value of the reporting unit is not appropriate and therefore should not be provided. In this regard, please note that if you fail step one of the goodwill impairment test, you are required to perform step two to determine the impairment amount. Please revise in future filings.

2. We note that assuming a hypothetical 10 % decline in the fair value of your cable reporting unit at December 31, 2008, the date of your annual impairment test, you would have failed step one of your goodwill impairment test. We also note that you revised your reportable segments as of January 1, 2009. In connection with future goodwill impairment tests, please disclose the following information for each reporting unit with material goodwill at risk of failing step one of the goodwill impairment test:

   - The percentage by which the fair value exceeds its carrying value as of the most recent step-one impairment test
   - Amount of goodwill allocated to the reporting unit
   - Description of key assumptions that drive the fair vale
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect in fair value

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director